

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2012

<u>Via E-Mail</u>
Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer
Moody's Corporation
7 World Trade Center at 250 Greenwich Street
New York, New York 10007

   Re: **Moody's Corporation**
      Form 10-K for fiscal year ended December 31, 2011
      Filed February 27, 2012
      File No. 001-14037

Dear Mr. McDaniel:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Kathleen Krebs, for

        Larry Spirgel
        Assistant Director